# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ermenegildo Zegna N.V., CIK 0001877787
CUSIP: N30577105
Title of class of securities: Ordinary Shares, nominal value 0.02 Euro per share
Address of issuer's principal executive offices: Viale Roma 99/100, Valdilana loc. Trivero, Italy (L6), 13835
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001906615

## Reporting persons
- Strategic Holding Group S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 22,568,556; shared voting power 0; sole dispositive power 22,568,556; shared dispositive power 0; aggregate amount beneficially owned 22,568,556 (8.41% of the class)

## Item 1. Issuer
Name of issuer: Ermenegildo Zegna N.V.
Address of issuer's principal executive offices: Viale Roma 99/100, Valdilana loc. Trivero, Italy 13835

## Item 2. Person Filing
Name of person filing: Strategic Holding Group S.a r.l. (the "Reporting Person")
Address of principal business office or, if none, residence:
11, rue Aldringen

L-1118 Luxembourg

Grand Duchy of Luxembourg
Citizenship: Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page hereto.

The Reporting Person is governed by a five-member board of managers, which acts by simple majority vote. No individual manager on the board of managers has voting or dispositive control over, or beneficial ownership of, the reported securities and this Statement shall not be construed as an admission by any manager of beneficial ownership of any of the securities covered by this Statement.
Percent of class: Item 11 on the cover page hereto is calculated based on 268,312,050 ordinary shares, nominal value 0.02 Euro per share, outstanding as of March 6, 2026, as reported on the Issuer's Form 20-F filed on March 20, 2026.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page hereto.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page hereto.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page hereto.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Strategic Holding Group S.a r.l.: /s/ Kamel Aliat, Kamel Aliat - Manager (08/12/2026)